UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 06, 2025

Almco Plumbing Inc.

(Exact name of issuer as specified in its charter)

California State or other jurisdiction of incorporation or organization	36-4915179 (IRS Employer Identification No.)

4838 Ronson Ct, Unit D San Diego, CA 92111

(Full mailing address of principal executive offices)

858-209-7214

(Issuer’s telephone number, including area code)

Common Stock

Title of each class of securities issued pursuant to Regulation A:

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Item 4. Changes in Issuer’s Certifying Accountant

(a) Change in Previous Independent Registered Public Accounting Firm

On February 18, 2025, Yusufali & Associates LLC, (Y&A) located 55 Addison Drive, Short Hills, NJ 07078 the independent registered public accounting firm for Almco Plumbing Inc. (the “Company”), notified the Company that it would not seek reappointment due to a recent sanction by the Public Company Accounting Oversight Board (“PCAOB”) and the subsequent loss of its certification as of 10/24/2024.

Yusufali's reports on the Company's financial statements for the fiscal years ended December 31, 2023, and December 31, 2022, as well as the related statements of operations, changes in stockholder’s equity, cash flows, and notes for each of those years, did not contain an adverse opinion or disclaimer of opinion due to the Company's financial condition.

During the Company’s two most recent fiscal years and the subsequent interim period preceding Yusufali’s decision not to stand for reappointment, there were no disagreements (as defined in Item 304(a)(1) of Regulation S-K) (17 CFR 229.304(a)(1)) between the Company and Yusufali on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Yusufali’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in its reports.

Also, as an emerging growth company, the Company is not required to have an opinion on the effectiveness of its internal control over financial reporting, and Yusufali did not provide one.

The Company has provided Yusufali with a copy of the disclosures in this Current Report on Form I-U and has requested that Yusufali provide a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. Upon receipt, the Company intends to file Yusufali’s letter as Exhibit to an amendment to this Form 1-U.

(b) Engagement of New Independent Registered Public Accounting Firm

On February 19, 2025, the Board of Directors of the Company engaged M N VIJAYKUMAR (Chartered Accountant) as the Company’s new independent registered public accounting firm, effective immediately. During the Company’s two most recent fiscal years and the subsequent interim period preceding M N VIJAYKUMAR’S engagement, the Company did not consult with M N VIJAYKUMAR regarding any of the matters described in Item 304(a)(2) of Regulation S-K (17 CFR 229.304(a)(2))

(c) Exhibits.

Exhibit Letter from Yusufali & Associates, LLC, addressed to the SEC regarding statements included in this Form 1-U (to be filed by amendment upon receipt).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Almco Plumbing, Inc.

By (Signature and Title)	Vladyslav Khorenko, Director, Chief Executive Officer
Date: March 06, 2025

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